(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 000-21393

CUSIP NUMBER 811699 10 7

For period Ended: October 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

SeaChange International, Inc.
Full Name of Registrant

Former Name if Applicable

124 Acton Street
Address of Principal Executive Office (Street and Number)

Maynard, MA 01754
City, State and Zip Code

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

SeaChange International, Inc. has determined that it requires additional time to review its quarterly financial statements for the quarter ended October 31, 2004 related to the initial adoption of FIN 46R and consideration of events subsequent to adoption related to its investment in the ON Demand Group Limited (“ODG”).

If SeaChange determines that it should consolidate the financial positions and operating results of ODG in accordance with FIN 46R, management believes that this consolidation would not result in any material impact on SeaChange’s consolidated financial statements for any historical accounting periods, including the previously announced results for the quarter ended October 31, 2004.

As previously disclosed in SeaChange’s periodic filings, in October 2002, SeaChange entered into an agreement with ODG, pursuant to which SeaChange invested approximately $2.4 million representing approximately 23% of the total outstanding capital stock of ODG on that date. In December 2003, SeaChange purchased approximately $692,000 of additional shares.

SeaChange expects to complete its review and issue the third-quarter SEC Form 10-Q by December 15, 2004.

This form contains forward-looking statements (statements that are not historical facts). These statements, such as SeaChange’s statements regarding the impact of the change in accounting treatment and the expected date of filing of its Form 10-Q, are neither promises nor guarantees, are based upon assumptions and estimates that might not be realized and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Such risks and uncertainties include the time required to complete the analysis of the accounting treatment of SeaChange’s investment in ODG, the results of such analysis, and the time required for the Company’s independent public accountants to complete their review of SeaChange’s financial statements.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William L. Fiedler	978	897-0100
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SeaChange International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date: December 13, 2004		SEACHANGE INTERNATIONAL, INC.

	By:	/s/ William L. Fiedler.

William L. Fiedler Senior Vice President, Finance and Administration, Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)

INSTRUCTION: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission Riles.

3.	A mutually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is required.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an admustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

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